EXHIBIT 3.1

ARTICLES OF AMENDMENT

TO RESTATED ARTICLES OF INCORPORATION

OF

APOGEE ENTERPRISES, INC.

1.	The name of the corporation is Apogee Enterprises, Inc.

2.

The following is the full text of the amendments to the Restated Articles of Incorporation of Apogee Enterprises, Inc., approved by the requisite votes of the shareholders of Apogee Enterprises, Inc. at a duly held meeting of its shareholders on January 14, 2020:

RESOLVED, that the Restated Articles of Incorporation (the “Articles”) shall be amended as follows:

A. The Articles shall be amended to insert a new Section 5.02 as follows in its entirety, and the current Sections 5.02 and 5.03 of Article V shall be renumbered accordingly:

“5.02. Required Vote for Election of Directors. Subject to the next sentence of this Section 5.02 and to the rights, if any, of the holders of one or more classes or series of preferred shares voting separately by class or series to elect directors in accordance with the terms of such class or series of preferred shares, at all meetings of the shareholders at which directors are to be elected, a nominee for director shall only be elected by the vote of a majority of the votes cast with respect to such nominee by the shareholders entitled to vote and present in person or represented by proxy at a meeting duly called and held for such purpose and at which a quorum is present. If any nominee is running in a contested election, then the nominee or other candidate receiving a plurality of the votes cast in his or her favor by the shareholders entitled to vote and present in person or represented by proxy at a meeting duly called and held for such purpose and at which a quorum is present shall be elected. For the avoidance of doubt, shares that are not voted in favor or against a nominee (i.e., shares that are designated as abstentions, authority withheld or with no voting direction given) shall not be deemed cast for purposes of calculating the vote for a nominee.

A contested election is one in which (a) as of the last day for delivery of a notice under the third sentence of Section 1.09 of the Company’s Amended and Restated By-laws (“By-laws”), a shareholder has complied with the requirements of Section 1.09 of the By-laws regarding one or more nominees, in each case, as such Section 1.09 may be modified, amended or otherwise altered or replaced from time to time; and (b) prior to the date that notice of the meeting is given, the Board of Directors has not made a determination that none of the nominees of the shareholder creates a bona fide election contest. For purposes of this Section 5.02, it is assumed that, as of the last day for delivery of a notice under Section 1.09 of the By-laws (as such Section 1.09 may be modified, amended or otherwise altered or replaced from time to time), the Board of Directors has nominated a candidate for each of the director positions to be voted on at the meeting.

If any nominee for director in an uncontested election is not elected and the nominee is an incumbent director, that director shall promptly tender his or her resignation to the Board of Directors, subject to acceptance by the Board of Directors. The Nominating and Corporate Governance Committee of the Board of Directors (or such other duly constituted committee of the Board of Directors then-authorized to make a recommendation, “Nominating and Governance Committee”) will make a recommendation to the Board of Directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board of Directors will act on the tendered resignation, taking into account the Nominating and Governance Committee’s recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within 90 days from the date of the certification of the election results. The Nominating and Governance Committee, in making its recommendation, and the Board of Directors, in making its decision, may each consider any factors or other information that they consider appropriate and relevant. The director who tenders his or her resignation will not participate in the recommendation of the Nominating and Governance Committee or the decision of the Board of Directors with respect to his or her resignation.

If a director’s resignation is accepted by the Board of Directors pursuant to this Section 5.02, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors may fill the resulting vacancy pursuant to the provisions of Section 5.01 or may decrease the size of the Board of Directors in accordance with applicable law.

Notwithstanding anything to the contrary contained in these Articles of Incorporation (including in this Article V), the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of the Corporation entitled to vote generally in the election of directors and present at a meeting of shareholders, voting together as a single class, shall be required to alter, amend, or adopt any provision inconsistent with or to repeal Section 5.02 of this Article V.”

B. After giving effect to the renumbering of the former Section 5.02 pursuant to the amendment described above, the newly renumbered Section 5.03 of the Articles shall deleted and replaced in its entirety with the following:

“5.03. Removal. Any director may be removed from office as a director (1) by the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of the Corporation entitled to vote generally in the election of directors and present at a meeting of shareholders, voting together as a single class, and only for cause, or (2) by a majority of the directors then in office, with or without cause.”

C. After giving effect to the renumbering of the former Section 5.03 pursuant to the amendments described above, the newly renumbered Section 5.04 of the Articles shall deleted and replaced in its entirety with the following:

“5.04. Amendment. (1) The affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, or adopt any provision inconsistent with or repeal Section 5.01 of this Article V and (2) the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of the Corporation entitled to vote generally in the election of directors and present at a meeting of shareholders, voting together as a single class, shall be required to alter, amend, or adopt any provision inconsistent with or repeal any Section of this Article V other than Section 5.01 of this Article V.”

D. Article VIII of the Articles is hereby deleted and replaced in its entirety as follows:

ARTICLE VIII

[INTENTIONALLY OMITTED]

3.	The foregoing change shall be effective upon the date of filing with the Office of the Minnesota Secretary of State.

4.	The foregoing amendment was adopted in accordance with Chapter 302A of the Minnesota Business Corporation Act.

IN WITNESS WHEREOF, the undersigned, General Counsel and Secretary of Apogee Enterprises, Inc., being duly authorized on behalf of such corporation, has executed this certificate this 15th day of January, 2020.

/s/Patricia A. Beithon
Name: Patricia A. Beithon
Title: General Counsel and Secretary